Franklin Financial Network, Inc.

722 Columbia Avenue

Franklin, Tennessee 37064

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Kathryn McHale, Senior Staff Attorney

Re:	Franklin Financial Network, Inc.
Registration Statement on Form S-4
File No. 333-193951

Dear Ms. McHale:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Franklin Financial Network, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-4, file number 333-193951, for May 14, 2014 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FRANKLIN FINANCIAL NETWORK, INC.

By:	/s/ Sally P. Kimble
Name:	Sally P. Kimble
Title:	Chief Financial Officer